                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                 (RULE 14d-100)

                      TENDER OFFER STATEMENT UNDER SECTION
           14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                          CHIEFTAIN INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

             HUNT OIL CANADIAN ACQUISITION III CORPORATION (OFFEROR)
                        HUNT OIL COMPANY (OFFEROR PARENT)
(Name of Filing Persons (identifying status as offeror, issuer or other person))

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   16867C 10 1
                     (CUSIP Number for Class of Securities)

                                   ----------

                           DENNIS J. GRINDINGER, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                HUNT OIL COMPANY
                         1445 ROSS AT FIELD, 19TH FLOOR
                                DALLAS, TX 75202
                            TELEPHONE: (214) 978-8540
                  (Name, address and telephone number of person
                        authorized to receive notice and
                   communications on behalf of filing persons)

                                   ----------

                                    COPY TO:

                             A. WINSTON OXLEY, ESQ.
                             VINSON & ELKINS L.L.P.
                                2001 ROSS AVENUE
                                   SUITE 3700
                                DALLAS, TX 75201
                            TELEPHONE: (214) 220-7891

                            CALCULATION OF FILING FEE

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TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE*
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         $                                                       $
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*N/A

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.


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Form or Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

================================================================================



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                           [LOGO OF HUNT OIL COMPANY]


                       HUNT OIL COMPANY AGREES TO ACQUIRE
             CHIEFTAIN INTERNATIONAL, INC. FOR U.S. $29.00 PER SHARE


         DALLAS, TEXAS (JUNE 19, 2001)--Hunt Oil Company of Dallas, Texas, and Chieftain International, Inc. of Edmonton, Alberta, announced today that they have entered into a definitive agreement under which a wholly-owned Canadian subsidiary of Hunt Oil will make an offer to pay U.S. $29.00 per share for all of the common shares of Chieftain, including shares issuable on the exercise of outstanding stock options and on the conversion of the outstanding preferred shares of Chieftain's subsidiary, Chieftain International Funding Corp. The offer will be mailed as soon as practicable and will expire 35 days after mailing. It will be subject to the deposit under the offer of at least 66 2/3% of the shares of Chieftain on a fully-diluted basis, all necessary regulatory approvals and other customary conditions. The value of the offer, assuming all shares are purchased on a fully-diluted basis, is approximately U.S. $600 million (approximately Cdn. $915 million).

         The directors of Chieftain have received an opinion from CIBC World Markets Inc., its financial advisor, that the consideration under the offer is fair, from a financial point of view, to Chieftain's shareholders.

         The offer has the unanimous support of the board of directors of Chieftain. Chieftain's board has also resolved to waive the application of Chieftain's shareholder rights plan to the Hunt offer. The agreement provides that Chieftain will pay Hunt Oil a non-completion fee of U.S. $20 million in certain circumstances.

         Ray L. Hunt, the chairman and chief executive of Hunt Oil Company, stated, "We have the highest respect for the officers and directors of Chieftain and the job they have done in terms of building their company over the years. Chieftain's people and operations are first class in every respect. The acquisition of Chieftain is a very positive development for Hunt Oil Company."

         Stanley A. Milner, Chieftain's president and chief executive officer, stated, "This all cash offer at a time of market uncertainty represents a transaction beneficial to the Chieftain shareholders and has been strongly endorsed by our directors. Throughout the negotiations the Hunt organization has recognized the value of Chieftain."

         James B. Jennings, the president of Hunt Oil Company, said, "We are very pleased with this acquisition. Chieftain has historically had great success with the drill bit in one of our core areas of exploration - the Gulf of Mexico. As a result, Chieftain, today, has a high quality portfolio of producing reserves. Further, they have added additional reserves as a result of their exploratory drilling in the first half of 2001. Chieftain also brings with it an outstanding inventory of exploration acreage and prospects. These exploration assets will complement Hunt Oil Company's current efforts in the Gulf of Mexico where we have also had a number of successes over the years."

         Hunt Oil Company has engaged J.P. Morgan Securities Inc. as its financial advisor. J.P. Morgan Securities Inc. and RBC Dominion Securities Inc. will be appointed dealer managers for the offer in the United States and Canada, respectively.

         Privately held and based in Dallas, Texas, Hunt Oil Company is engaged in the exploration, production, refining, marketing and transportation of oil and gas. The company's major areas of operation are in the Gulf Coast area of the United States, the Republic of Yemen, Western Canada and Peru. In Peru, the company is a major participant in the Camisea block, which contains the largest proven reserves of natural gas in South America.

         Chieftain is an independent natural gas and oil exploration and production company active primarily in the U.S. Gulf of Mexico, in southeast Utah and the U.K. sector of the North Sea. Headquartered in Edmonton, Alberta, Chieftain's exploration offices are located in Dallas, Texas, and New Orleans, Louisiana.

         Chieftain's common shares trade on the Toronto Stock Exchange and the American Stock Exchange under the symbol "CID." The preferred shares of Chieftain International Funding Corp., each of which is exchangeable for 1.25 Chieftain common shares, trade on the American Stock Exchange under the symbol "GSS.PR."

         This release contains forward-looking statements that are subject to risk factors associated with the oil and gas business. Chieftain believes that the expectations reflected in these statements are reasonable, but may be affected by a variety of factors including, but not limited to: price fluctuations, currency fluctuations, drilling and production results, imprecision of reserve estimates, loss of market, industry competition, environmental risk, political risks and capital restrictions.

         This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Chieftain. The tender offer will be made pursuant to a tender offer statement and related materials. Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement or, as applicable, the directors' circular regarding the tender offer when they become available because they will contain important information. The tender offer statement will be filed by Hunt Oil Company and its acquisition subsidiary, Hunt Oil Canadian Acquisition III Corporation with the Securities and Exchange Commission (the "SEC") and with the Canadian provincial securities regulatory authorities, if required, and solicitations/recommendation statement and the directors' circular will be filed by Chieftain respectively with the SEC and with the Canadian provincial securities regulatory authorities. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Chieftain at the SEC's website, www.sec.gov, and from Chieftain, upon request.


FOR FURTHER INFORMATION CONTACT:

         Jim Oberwetter                     Esther S. Ondrack or Randall P. Boyd
         Hunt Oil Company                   Chieftain International, Inc.
         1445 Ross at Field                 1201 TD Tower
         Dallas, Texas 75202-2785           10088-102 Avenue
         Telephone: (214) 978-8534          Edmonton, Alberta TSJ 2Z1
                                            Telephone: (780) 425-1950